UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

VISIONSYS AI INC

(Exact name of registrant as specified in its charter)

Room 1501, 15F, Building A2, Yanjing Headquarters Base

Yanjiao, Sanhe City, Langfang, Hebei Province 065201

The People’s Republic of China

Telephone: +86(0316)83318177

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Closing of Private Placement

As previously disclosed on the Company’s Form 6-K filed with the Securities and Exchange Commission on July 10, 2026, VisionSys AI Inc (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) on July 10, 2026 with certain U.S. and/or non-U.S. investors (collectively, the “Purchasers”) pursuant to which the Company agreed to sell to the Purchasers an aggregate of 125,000,000,000 Class A ordinary shares, par value US$0.001 per share (the “Ordinary Shares”), of the Company at a price of $0.000734 per share to purchase an aggregate of 125,000,000,000 Class A Ordinary Shares, for the aggregate purchase price of approximately $91,750,000, which purchase price should be paid by the Purchasers in fiat money or in cryptocurrencies, in the sole discretion of the Company.

On October 10, 2026, the Company re-signed the Purchase Agreement with each of the Purchasers under such Purchase Agreement dated July 10, 2026. Under the re-signed Purchase Agreement dated October 10, 2026:

(a)	the purchase price per share under such Purchase Agreement was changed from $0.000734 per Class A Ordinary share to US$0.001 per Class A Ordinary Share, and

(b)	all other terms and conditions of the Purchase Agreement remained unchanged.

On and before November 02, 2026: (a) the Company completed the issuance and sale of an aggregate of 125,000,000,000 Class A Ordinary Shares under the Purchase Agreement dated October 10, 2026 to the Purchasers, at a price of US$0.001 per share, for an aggregate purchase price of US$125,000,000; and (b) the purchase price was paid by the Purchasers in fiat money or in cryptocurrencies, in the sole discretion of the Company, in accordance with the terms of the Purchase Agreement dated October 10, 2026.

The Company and the Purchasers each made customary representations, warranties, and covenants in the Purchase Agreement. The securities issued in the private placement were issued in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Regulation S promulgated thereunder.

A copy of the Form of the Purchase Agreement was attached as Exhibit 99.1 to the Company’s Form 6-K filed on July 10, 2026 and is incorporated herein by reference (except that the Purchase Price has been adjusted from $0.000734 per Class A Ordinary share to US$0.001 per Class A Ordinary Share). The foregoing summary of the terms of the transaction is subject to, and qualified in its entirety by, such document.

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on July 10, 2026, except that the Purchase Price has been adjusted from $0.000734 per Class A Ordinary share to US$0.001 per Class A Ordinary Share).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VisionSys AI Inc

Date: November 06, 2026	By:	/s/ Tianlong Wang
Tianlong Wang
Chief Executive Officer

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